UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

7 June 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                    Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc announces that Sir Ivan Menezes has passed away

7 June 2023: Following our announcement on 5 June 2023, it is with great sadness that Diageo announces that Sir Ivan Menezes has passed away following a brief illness, with his family at his side.

Javier Ferrán, Chairman, Diageo plc, commented:

"This is an incredibly sad day. Ivan was undoubtedly one of the finest leaders of his generation.

Ivan was there at the creation of Diageo and over 25 years, shaped Diageo to become one of the best performing, most trusted and respected consumer companies. I saw first-hand his steadfast commitment to our people and to creating a culture that enabled everyone to thrive. He invested his time and energy in people at every level of the company and saw potential that others may have overlooked. This is one of many reasons why he was beloved by our employees, past and present.

Ivan's energy and his commitment to diversity created a truly inclusive business and enabled Diageo to have a positive impact on the communities we serve. His passion for our brands was second-to-none and in his heart, he remained the Johnnie Walker marketer from his early days. The desire to build the world's best brands never left him.

We are truly privileged to have had the opportunity to work alongside such a thoughtful and passionate colleague and friend - a true gentleman. He has built an extraordinary legacy.

Ivan leaves behind many friends and a beloved family, and our thoughts are particularly with his wife, Shibani and his two children, Nikhil and Rohini. On behalf of the Board, Executive Committee and all our employees, we extend our deepest sympathies to them."

Notes to editors:

●
Ivan Manuel Menezes was born on 10 July 1959, in Pune, India. He held UK and US citizenship, and Overseas Citizenship for India.
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Ivan was one of Britain's longest serving and most respected FTSE Chief Executives, transforming Diageo into the world's leading premium drinks company and which accounts for 10% of the UK's total food and drinks exports.
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Ivan joined Diageo at its creation in 1997 and held many senior positions in a career spanning over 25 years at the company. He had been the Strategy Director for Guinness plc. When Diageo was subsequently created through the merger, Ivan was appointed Group Integration Director tasked with integrated this 'merger of equals'.
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He became Global Marketing Director, UDV, in 1998 and was responsible for developing the now iconic, 'Keep Walking' campaign for Johnnie Walker.
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He subsequently held several senior positions in Diageo including Chief Operating Officer; President, Diageo North America; Chairman, Diageo Asia Pacific; and Chairman, Diageo Latin America and Caribbean.
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Ivan was appointed to the board as an Executive Director of Diageo in July 2012 and served as Chief Executive Officer since July 2013. He was due to retire on 30 June 2023.
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During his decade as CEO, Ivan oversaw an outstanding period of change, growth and high performance. Diageo made huge strides towards his ambition that Diageo should become one of the best performing, most trusted and respected companies in the world.
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Now selling over 200 brands in more than 180 markets, today Diageo is the number one company by net sales value in Scotch whisky, vodka, gin, rum, Canadian whisky, liqueurs, and also tequila1, a category in which only eight years ago the company had no substantive position.
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Ivan was particularly proud to announce in December 2022, that Guinness was ranked the number one selling beer by value for the first time in the on-trade in Great Britain.
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Having steered Diageo through the Covid-19 pandemic, Ivan delivered a company with net sales value 36% larger than in 2019.
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Ivan was an inspirational champion for both women and ethnic minorities in business. In 2008 there were no women on Diageo's Executive Committee, today over half are women, including his successor as CEO, the CFO and the Presidents of Diageo's largest Markets - North America, Europe and India, and almost half of the Executive Committee are ethnically diverse.
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Over 40% of Diageo's senior leadership positions globally are held by women, while 37% are ethnically diverse, well on the way to his target to achieve gender parity in senior leadership and 45% of our leadership to be ethnically diverse by 2025.
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Diageo was ranked the number one company in Britain for female leadership representation in the final Hampton Alexander Review in 2021, and ranked number one in the UK, and number two globally, in Equileap's 2023 Gender Equality Report. In February 2023, Diageo was named the top company for female representation at board level in the FTSE Women Leaders Review.
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Ivan was determined to be a pioneer on environmental, social and governance (ESG) issues, committing Diageo to deliver a positive impact on society everywhere the company operates. Diageo halved carbon emissions in absolute terms under his leadership - even as the company significantly increased production and sales - and water efficiency also improved by almost half.
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During the Covid-19 pandemic, Diageo produced more than 10 million bottles of hand sanitiser for healthcare workers around the world, including the NHS - with the Secretary of State for Health commenting that "Diageo rode to the rescue" when supplies were low.
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Ivan also announced the $100 million "Raising the Bar" programme to help pubs and bars around the world reopen their doors safely again, providing PPE, sanitation, equipment for safer outdoor socialising spaces and staff training.
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During the past decade, Diageo's total shareholder returns have strongly outperformed the FTSE100, and the Company has continued its progressive policy to increase dividends every year.
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Beyond Diageo, Ivan was Chairman of 'Movement to Work' between 2017 and 2020, a UK voluntary collaboration of businesses committed to tackling youth unemployment, in partnership with government, unions and charities, delivering 100,000 structured work placements for young people in the UK, with over 55% of participants securing permanent jobs.
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Ivan had a long involvement with the Pratham charity as an ongoing donor. Pratham is a charity which promotes literacy an provides education to underprivileged children in India.
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Ivan is a Non-Executive Director of Tapestry Inc.; Chairman of the Council of The Scotch Whisky Association; and a member of the Global Advisory Board at Kellogg School of Management, Northwestern University.
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Prior to his career with Diageo, Sir Ivan worked across a variety of sales, marketing and strategy roles for Whirlpool in Europe, Booz Allen & Hamilton in North America, and Nestlé in Asia.
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In January 2023, Ivan was awarded a Knighthood for services to Business and to Equality in His Majesty The King's 2023 New Year Honours List.

ENDS

1IWSR 2021
2CGA OPMS December 2022

Investor relations:
Durga Doraisamy      +44 (0) 7902 126906

investor.relations@diageo.com
Media relations:
Dominic Redfearn    +44 (0) 7971 9777 59
press@diageo.com

About Diageo

 Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 07 June 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary